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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                                               Commission File Number: 00-29379
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(Check One):


/X/ Form 10-KSB    /_/ Form 11-K    /_/ Form 20-F    /_/ Form 10-Q
/_/ Form N-SAR

           For Period Ended:                       December 31, 2001
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/_/  Transition Report on Form 10-K      /_/  Transition Report on Form 10-Q
/_/  Transition Report on Form 20-F      /_/  Transition Report on Form 10-SAR
/_/  Transition Report on Form 11-K

           For the Transition Period Ended:
                                           -------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates: __________________________________________________________

________________________________________________________________________________



                                     PART I
                              REGISTRANT INFORMATION

Full name of registrant               LEARNCOM, INC.
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Former name if applicable
                            Smoky Hill Services, Inc.
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Address of principal executive office (Street and number)

                                 220 Technology Drive, Suite 210
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City, state and zip code              Irvine, CA  92618
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                                  Page 1 of 1

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Part II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         /X/ (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date;

         /_/ (c) The accountant's statement or other exhibit required by Rule
                 12-b-25(c) has been attached if applicable.



Part III

         State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed period.

         The preparation of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, is delayed due to pending negotiations that may materially affect the financial statements. In addition, we have had insufficient time to compile the information on Form 10-KSB because of personnel resources being used for material re-negotiations of business acquisitions during the third quarter of 2001. As a result of the foregoing, we will be unable to timely file our Form 10-KSB, which consequently required the filing of this Form 12b-25 to obtain an extension of the filing date.


Part IV

         (1) Name and telephone number of person to contact in regard to this notification.

                        Robert R. Redwitz (949) 753-1514
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         (2)      Have all other periodic reports required under section 13 or
                  15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such reports (s) been filed? If the answer is no, identify such reports.

                            Yes /X/           No /_/


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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Yes /X/           No /_/

         We anticipate that earnings for the year ended December 31, 2001, will be significantly different from the corresponding preceding period due to the acquisition of Videolearning Systems, Inc. (VLS) during the first quarter of 2001 and an agreement entered into with Provant Media, Inc. for a license and exclusive distribution agreement during the third quarter of 2001. Our net sales for the year ended December 31, 2001 were approximately $5,700,000 compared to $4,370,987 for the year ended December 31, 2000, an increase of approximately $1,329,013. Correspondingly, there was an increase in overhead expenses and interest related to the acquisition of VLS and the license and exclusive distribution agreement entered into in 2001 compared to 2000. We are currently in negotiations to restructure the royalty agreement for the license and distribution agreement entered into with Provant Media, Inc., which will have a material affect on the financial position and earnings of the Company as of and for the year ended December 31, 2001. We cannot make a reasonable estimate of the results of earnings for the year ended December 31, 2001 until an agreement is reached between the Company and Provant Media, Inc. as to the restructuring of the royalty obligation relative to the license and distribution agreement with Provant Media, Inc.

         We have caused this notification to be signed on our behalf by the undersigned thereunto duly authorized.



Date:  March 29, 2002
                                      By:   /s/ Robert R. Redwitz
                                           -----------------------------------
                                    Name:  Robert R. Redwitz
                                   Title:  Chief Financial Officer


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